UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on manifestation of the Eligibility Committee

—

Rio de Janeiro, June 24, 2022 - Petróleo Brasileiro S.A - Petrobras, following up on the release disclosed on June 21, 2022, informs that the Eligibility Committee (CELEG) met on this date to analyze the nomination of Mr. Caio Mário Paes de Andrade for the positions of Member of the Board of Directors and CEO of Petrobras based on the company's governance rules and applicable legislation.

It was recognized by the Committee, acting as the Eligibility Committee (CELEG) provided for in Article 21 of Decree No. 8,945/16, by majority vote, the fulfillment of the requirements provided for in Law No. 13,303/16, Decree No. 8,945/16 and the Petrobras Senior Management Nomination Policy, as well as the non-existence of prohibitions, so that the appointment of Mr. Caio Mário Paes de Andrade to the positions of Member of the Board of Directors and CEO of the company be deliberated by the Board of Directors.

The details of the Committee's manifestation can be found in the full minutes of the meeting, which will be available for consultation within 7 (seven) working days on the Petrobras Investor Relations website (www.petrobras.com.br/ir).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer